Sit U.S. Government Securities Fund
(SNGVX)

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
Web Site: www.sitfunds.com

Investment Philosophy, Objective and Strategy

- The Sit U.S. Government Securities Fund ("Fund") seeks to attain consistent, superior risk-adjusted returns using a conservative investment approach. The objective is to provide high current income and safety of principal by investing exclusively in U.S. government securities which are issued, guaranteed or insured by the U.S. government or its agencies or instrumentalities.
- Fund managers search for securities providing high current income relative to yields currently available in the market. Considerations include their economic outlook, prepayment risk, yield, maturity and liquidity. We favor **seasoned, high-coupon, mortgage pools with stable prepayment histories**. Managers attempt to maintain an average effective duration for the portfolio of approximately 2 to 5 years.
- The Fund has never had a negative annual return since inception (rolling annual returns at month end).

Risk Management

Risk management is a very important factor in achieving the high risk/adjusted returns that we seek. We monitor portfolio interest rate related risks by measuring traditional durations based on bond maturities and adjusted durations based on the expected average lives of individual securities. We do not substantially shift portfolio durations with the expectation that there is substantial value added from aggressive duration shifts.

Primary fixed income risks:

- Interest Rate Risk: We generally keep our duration relatively close to the Barclays Intermediate Government Bond Index's duration. The Fund's duration is kept within 20% of benchmark.
- Credit Risk: Minimal. All securities are U.S. Treasury/Agency issues.
- Prepayment Risk: The mortgages we favor are seasoned, high coupon securities which have relatively stable and predictable prepayment characteristics. They also have relatively short durations and therefore do not have the price risk of more traditional MBS issues.
- Yield Curve Risk: We do not make "bets" on the expected shape of the yield curve. Our outperformance comes from strong risk-adjusted return from an emphasis on income, not on the direction of interest rates.
- Call Risk: Minimal. The Fund rarely uses callable securities.

Sit U.S. Government Securities Fund
Sector Weightings

	12/01	12/02	12/03	12/04	12/05	12/06	12/07	12/08	12/09	12/10	12/11	Barclays Interm. Govt. Index 12/11
U.S. Treasury Bonds	1 %	7 %	6 %	5 %	2 %	4 %	20 %	2 %	12 %	1 %	2 %	85 %
U.S. Agency Bonds	0	0	2	3	4	1	1	0	0	0	0	15
Agency CMO's	45	32	20	25	31	35	34	32	25	41	51	0
TIPS	0	0	0	0	0	0	0	0	0	0	0	0
Mortgage Pass-Through Securities	49	55	66	64	62	59	40	65	62	57	42	0
Asset Backed Securities	0	0	0	0	0	0	0	0	1	1	1	0
Cash	5	6	6	3	1	1	5	1	0	0	4	0
Totals	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %

	12/01	12/02	12/03	12/04	12/05	12/06	12/07	12/08	12/09	12/10	12/11
Sit Gov't. Fund Quality	AGY/AGY	AGY/AGY	AGY/AGY	AGY/AGY	AGY/AGY	AGY/AGY	AGY/AGY	AGY/AGY	AGY/AGY	AGY/AGY	AGY/AGY
Sit Gov't. Fund Duration (years)	2.4	1.9	2.5	2.7	2.9	3.0	2.9	2.2	2.1	1.6	**1.9**
Barclays Interm. Gov't. Duration (years)	3.3	3.2	3.4	3.4	3.3	3.3	3.4	3.6	3.6	3.7	**3.8**
Sit Gov't. Fund 30-Day SEC Yield	5.2 %	3.5 %	2.8 %	3.5 %	4.4 %	5.0 %	4.5 %	5.2 %	4.2 %	3.0 %	**3.2 %**
Barclays Interm. Gov't. Yield	3.9 %	2.3 %	2.7 %	3.5 %	4.5 %	4.8 %	3.6 %	1.5 %	2.1 %	1.5 %	**0.7 %**

Please refer to the disclosures on the Disclosure Page (page 17).

Falling Interest Rates Have Little Effect on Prepayments

10 Year Treasury Yield (Highlighting 2 Bull Markets) - 3/31/00 - 12/31/11



10 Year Treasury Yield (%)
7.0
6.0
5.0
4.0
3.0
2.0
1.0
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
Mar-09
Sep-09
Mar-10
Sep-10
Mar-11
Sep-11

High coupon seasoned mortgages exhibit the most stable prepayments.



% Constant Prepayment Rate (CPR)
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Coupon
Sit 7.0% - 10%
FHLMC 6.0%
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
Mar-09
Sep-09
Mar-10
Sep-10
Mar-11
Sep-11
Sit (7.0%-10%)
FHLMC (6.0%)

Simplified Mortgage Example

Sit invests primarily in seasoned high coupon mortgages.

Coupon	Purchase Cost		Par		Premium Paid
8%	$112,000	–	$100,000	=	$12,000

One Year Profit/Loss Scenarios

		Interest Received		Premium Loss		Profit	Profit / Cost
1)	Nobody refinances	$8,000	—	$0	=	$8,000	7.14%
2)	One-fifth is refinanced after 6 months	$7,200	—	$2,400	=	$4,800	4.29%
3)	Half is refinanced after 6 months	$6,000	—	$6,000	=	$0	0.00%
4)	All is refinanced after 6 months	$4,000	—	$12,000	=	-$8,000	-7.14%

Sit U.S. Government Securities Fund Income

As of December 31, 2011


8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
12 Month Distribution Rate
3.19
2.87
0.25
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
12 Month Distribution Rate
30-Day SEC Yield
2-Year U.S. Treasury Yield

Please refer to the disclosures on the Disclosure Page (page 17).

Sit U.S. Gov't Securities Fund Historical Quarterly Duration

As of December 31, 2011



4.5
4
3.5
3
2.5
2
1.5
1
Duration (years)
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11

Sit U.S. Government Securities Fund – Net of Fees

As of December 31, 2011



Total Return (%)
12
11
10
9
8
7
6
5
4
3
2
1
0
1.8
0.5
11.5
10.8
5.0
5.1
8.2
6.7
6.5
7.0
1.4
3.0
9.1
8.2
8.6
8.5
5.8
6.0
1.2
2.0
3.4
1.1
2.5
1.7
4.1
4.1
6.9
7.1
5.1
6.7
7.8
1.4
4.9
2.4
0.7
0.1
1.5
0.8
0.4
0.5
0.0
0.2
0.3
0.1
2.7
1.6
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
1Q11
2Q11
3Q11
4Q11
Dec-11
2011
Annualized Total Return (%)
7
6
5
4
3
2
1
0
2.72
1.56
5.12
1.79
5.48
3.80
4.43
3.38
6.38
5.60
1 Year
3 Years
5 Years
10 Years
Since Inception (6/2/87) Annualized
Sit U.S. Government Securities Fund
Barclays 1-3 Year Government

Please refer to the disclosures on the Disclosure Page (page 17).

Sit U.S. Government Securities Fund – Net of Fees

As of December 31, 2011


Total Return (%)
1.8
11.5 14.4
5.0 4.1
8.2 7.7
6.5 8.5
1.4 0.5
9.1 10.5
8.6 8.4
5.8 9.6
1.2 2.3
3.4 2.3
2.5 1.7
4.1 3.8
6.9 8.5
5.1 10.4
7.8
4.9 5.0
0.7 0.0
1.5 2.1
0.4 3.2
0.0 0.7
0.3 0.2
2.7 6.1
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 1Q11 2Q11 3Q11 4Q11 Dec-11 2011


Annualized Total Return (%)
2.72 6.08
5.12 3.54
5.48 5.86
4.43 4.89
6.38 6.58
1 Year
3 Years
5 Years
10 Years
Since Inception (6/2/87) Annualized
Sit U.S. Government Securities Fund
Barclays Intermediate Gov't Bond Index

Sit U.S. Government Securities Fund – Net of Fees

As of December 31, 2011



Total Return (%)
1.8
4.5
11.5
5.8
5.0
5.3
8.2
5.3
6.5
5.0
1.4
4.9
9.1
6.2
8.6
3.5
5.8
1.7
1.2
1.0
3.4
1.4
2.5
3.3
4.1
5.0
6.9
4.6
5.1
1.4
7.8
0.1
4.9
0.1
0.7
0.0
1.5
0.0
2.7
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
1Q11
2Q11
3Q11
4Q11
Dec-11
2011



Annualized Total Return (%)
2.72
0.02
5.12
0.10
5.48
1.24
4.43
1.84
6.38
3.99
1 Year
3 Years
5 Years
10 Years
Since Inception (6/2/87) Annualized
Sit U.S. Government Securities Fund
3 Month Treasury Bill

Please refer to the disclosures on the Disclosure Page (page 17).

Sit U.S. Government Securities Fund Range of Returns

The only non-money market mutual fund to provide positive calendar year returns each year since inception (1987).

Annual Returns

All positive annual returns (from each month end).

High	4/30/91	15.00%
Low	5/31/04	0.65%

Quarterly Returns

Positive calendar-quarter returns 93% of the time.

High	(4Q87)	6.14%
Low	(3Q87)	-1.07%

Sit U.S. Government Securities Fund
Quarterly Rates of Return
(Performance Statistics are After Investment Management Fees)

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1987		1.00*	-1.07	6.14	6.05 **
1988	4.10	1.27	1.63	0.67	7.86
1989	1.45	4.72	1.27	3.21	11.04
1990	0.32	4.02	1.44	4.83	10.97
1991	2.54	1.05	4.73	4.01	12.87
1992	-0.77	3.50	2.13	0.52	5.43
1993	2.77	1.90	1.26	1.23	7.34
1994	0.19	-0.02	1.07	0.51	1.77
1995	2.85	3.26	1.98	2.95	11.50
1996	0.42	0.66	1.69	2.14	4.99
1997	0.00	3.00	3.04	1.95	8.19
1998	1.39	1.70	2.34	0.94	6.52

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1999	0.00	0.04	0.85	0.47	1.37
2000	1.53	1.72	2.19	3.42	9.15
2001	2.63	1.59	3.17	0.91	8.56
2002	0.72	2.33	1.87	0.77	5.79
2003	0.53	0.23	0.00	0.42	1.19
2004	1.52	-0.58	1.87	0.52	3.35
2005	0.13	1.97	-0.17	0.55	2.49
2006	0.09	0.43	2.33	1.26	4.13
2007	1.67	0.12	2.43	2.55	6.92
2008	3.05	-0.17	0.99	1.19	5.13
2009	2.12	1.78	2.51	1.17	7.78
2010	1.26	1.10	1.50	0.96	4.91
2011	0.74	1.50	0.43	0.03	2.72

* Return is from 6/2/87 through 6/30/87
** Return is from 6/2/87 through 12/31/87

Historic Interest Rate Levels

10-Year U.S. Treasury

As of January 13, 2012



Yield (%)
8.5
8.0
7.5
7.0
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.87
Dec-90
Dec-91
Dec-92
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11

Sit U.S. Government Securities Fund

- Positive annual returns since inception in 1987
- Long-Tenured Managers
- Low duration, high income strategy
    - ❖ 1.86 year effective duration (12/31/11)
    - ❖ 3.19% 30-Day SEC Yield (12/31/11)

Please refer to the disclosures on the Disclosure Page (page 17).

Portfolio Managers, Analysts and Key People

Sit U.S. Government Securities Fund

Name	***Title/Position***	***Years Experience***	***Years with Firm***
Michael C. Brilley	*President & Senior Portfolio Manager*	43	27
Bryce A. Doty	*Senior V.P. & Senior Portfolio Manager*	20	16
Mark H. Book	*V.P. & Portfolio Manager*	25	11
Jessica A. Ersfeld	*Research Associate (securities analysis, trading)*	4	4
Brian R. Gilbert	*Computer Decision Support Associate (quantitative support)*	17	17
Marci A. Lorge	*Senior Client Administrator (assistant and money market trader)*	27	23

Disclosure Page

General Disclosure
Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. Read the prospectus carefully before investing. A prospectus may be obtained at www.sitfunds.com or 800-332-5580, and should be read carefully before investing.

Performance Disclosure
Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclay's Capital Intermediate Government Index is a sub-index of the Barclay's Capital Government Bond Index covering issues with remaining maturities of between three and five years. The Barclay's Government Bond Index is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Duration is a measure of estimated price sensitivity relative to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayment and defaults.